May 3, 2006

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Arbinet-thexchange, Inc.—Definitive Proxy Materials

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder, transmitted herewith for filing on behalf of Arbinet-thexchange, Inc. (the “Company”) is the Company’s definitive proxy statement (the “Proxy Statement”), including a form of proxy, to be furnished to the Company’s stockholders in connection with an annual meeting of stockholders. At the annual meeting, stockholders of the Company will be asked to consider and vote upon a proposal to elect two nominees as Class II directors.

As required by Rule 14a-6(d) promulgated under the Exchange Act, the Company currently intends to send definitive copies of the Proxy Statement to its stockholders on or about May 3, 2006.

If you have any questions or require any further information, please contact the undersigned at (617) 570-1633 or Suzanne Murray at (617) 570-1505.

Very truly yours,

/s/ Joseph L. Johnson III

Joseph L. Johnson III

cc:	Suzanne Murray